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Exhibit 3

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5 www.nap.com

News Release 2009 — No. 10

TSX: PDL, PDL.WT NYSE-AMEX: PAL, PDL.WT

North American Palladium announces
second quarter 2009 results

Maintains strong financial position, completes Cadiscor acquisition,
LDI exploration success

TORONTO, August 11, 2009 — North American Palladium Ltd. ("the Company") today announced financial results for the second quarter ended June 30, 2009.

"We have made tremendous strides during the second quarter, while at the same time maintaining a strong financial position with $61 million in cash and no long-term debt," said William J. Biggar, the Company's president and chief executive officer. "We completed the acquisition of Cadiscor, and now own the Sleeping Giant gold mine, which is on track to resume production in the fourth quarter of this year at a production rate of approximately 50,000 ounces of gold per year. Further, we announced the discovery of the new Cowboy deposit and continued drilling success on the Offset zone at LDI, which is developing into a world class palladium mine. We are also encouraged by the recent rise in the palladium price as we refine a restart plan for LDI aimed at streamlining processes and lowering operating costs. We expect to be able to resume mining within three months of making a go decision."

Highlights from the quarter are as follows:

•
The Company acquired the Sleeping Giant gold mine as a result of its acquisition of Cadiscor Resources Inc. ("Cadiscor"). The all-equity transaction whereby Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor was completed on May 26, 2009.

•
On June 25, 2009, the Company announced the discovery of a new underground platinum group minerals ("PGM") zone at its Lac Des Iles ("LDI") PGM mine. The new zone, named the Cowboy Zone, was discovered during infill drilling of the Offset Zone to support an advanced preliminary economic assessment that is currently in progress. This new PGM discovery has the potential to extend the mine life and significantly impact the economics of the LDI mine.

•
There was no palladium production during the quarter ended June 30, 2009, compared to 65,791 ounces during the same period last year, due to the LDI mine being on care and maintenance during the quarter.

•
Revenue after pricing adjustments for the quarter ended June 30, 2009 was negative $1.2 million compared to positive $52.2 million in the second quarter last year. The 2009 revenue after pricing adjustments reflects unfavourable foreign exchange adjustments partially offset by positive commodity price adjustments.

•
Operating cash flow for the quarter ended June 30, 2009 was $11.4 million compared to operating cash flow of $5.8 million in the second quarter last year.

•
The net loss for the quarter ended June 30, 2009 was $9.8 million or $0.11 per share compared to net income of $10.4 million or $0.13 per share in the second quarter last year.

•
Palladium sales settled during the quarter ended June 30, 2009 were realized at an average price of US$216 per ounce, a decrease of 51% compared to an average price of US$440 per ounce in the second quarter last year.

•
Net working capital as at June 30, 2009 was $73.6 million (including cash and cash equivalents of $61.2 million) compared to $86.1 million as at December 31, 2008.

On track to resuming operations at the Sleeping Giant Mine

The Company is on track to recommence production at the Sleeping Giant mine, which is located in the prolific Abitibi region of Quebec. There are currently 110 employees at site preparing for restart, drilling has identified new resources in existing stopes, and mill refurbishment is near completion and on budget. Management expects to resume operations at the Sleeping Giant mine in the fourth quarter of 2009 at a production rate of approximately 50,000 ounces of gold per year.

Exploration success at LDI's Offset Zone

The Company is building on its recent exploration success at LDI's Offset Zone and has concluded that a shaft access, with a maximum capacity of 5,000 tonnes per day, is the most efficient way to mine this zone. The mining method to be utilized is "large scale shrinkage". Similar to the mining method used by Agnico-Eagle Limited at its Goldex mine in Quebec, this method slightly increases the overall upfront capital requirements but reduces the operating costs by approximately 50%. This mining method entails drilling off and blasting the entire ore zone and pulling the muck from the bottom horizon. As the muck is pulled down, waste rock is introduced at the top of the shrink to minimize ground control issues. Preliminary work suggests that mining costs would be similar to Agnico-Eagle's Goldex mine.

Discovered by the Company's exploration team in 2001, the Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the west of the Roby Zone. An updated mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") in January 2009 showed the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone. The Offset Zone is at similar grades, and remains open along strike to the north, south and at depth.

Following the updated resource estimate for the Offset Zone, the Company engaged Nordmin Engineering Ltd. ("Nordmin") to assist in assessing the optimal mining and milling configuration of developing the upper portion of the Offset Zone with a view to completing a prefeasibility report in the third quarter of this year. The discovery of a new PGM Zone, named the Cowboy Zone, less than 50 metres away from the Offset Zone (see June 25, 2009 press release), has resulted in the decision to expand the exploration effort to define the limits, size and grade of the Offset Zone and to pursue other possible mineralized zones that were identified as a result of this initial exploration effort. Accordingly, Nordmin will now work towards completing an advanced preliminary economic assessment, expected to be available by late Q4 2009.

The advanced preliminary economic assessment will take into account a resource update to be prepared by Scott Wilson RPA, which will include the results of drilling completed in the first half of 2009. The Company expects this resource update to be available early in the fourth quarter of 2009. A further resource update is scheduled for late February 2010, which will incorporate all of the second half 2009 drill results.

Outlook

The Company's vision is to create a mid-tier precious metals company operating multiple mines in mining-friendly jurisdictions. The acquisition of Cadiscor on May 26, 2009 is an important first step in the realization of the Company's vision, and management expects there will be many other attractive strategic opportunities to consider in the current economic environment. With a strong balance sheet the Company will pursue acquisition and Joint Venture opportunities aggressively, focusing on the gold sector, but with discipline to ensure it pursues only those transactions that can deliver enhanced and sustainable shareholder value.

Financial Statements

NAP's unaudited consolidated balance sheet; consolidated statements of operations, comprehensive income and deficit; consolidated statements of cash flows, and consolidated statements of equity are available in the Appendix of this press release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis for the six months ended June 30, 2009 available at www.nap.com, www.sedar.com, and www.sec.gov.com.

Conference Call and Webcast

William J. Biggar, president and chief executive officer, and Jeffrey Swinoga, vice president, finance and chief financial officer, will host a conference call to discuss the company's second quarter results on Wednesday, August 12, 2009:

Date:	Wednesday, August 12, 2009
Time:	2:00 p.m. (Eastern Time)
Webcast:	www.nap.com
Dial in:	416-695-6622 or 1-888-789-0150
Replay:	416-695-5800 or 1-800-408-3053
Replay Passcode:	#8407776

The conference call will be simultaneously webcast and archived at www.nap.com and www.investorcalendar.com/IC/CEPage.asp?ID=144492. The conference call replay will be available until midnight (Eastern Time) on September 2, 2009.

North American Palladium: Re-engineering the Future

North American Palladium is a precious metals company that owns and operates the LDI mine which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices. Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold. The Company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t. North American Palladium expects gold production to resume in the fourth quarter of 2009 at an annual rate of 50,000 ounces. North American Palladium benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining. Please visit www.nap.com for more information.

For further information please contact:

Jeff Swinoga
Vice President, Finance and CFO
Telephone: 416-360-7590 ext. 222
Telephone: 1-888-360-7590
Email: jswinoga@nap.com

Annemarie Brissenden
Director, Investor Relations
Telephone: 416-360-7971 Ext. 226
Telephone: 1-888-360-7590
Email: abrissenden@nap.com

Cautionary Statement on Forward Looking Information

These statements are based on certain factors and assumptions, including but not limited to, the assumption that palladium demand and prices and sustained by-product metal demand and prices will increase in the future; the operation of the Company's underground mine remains viable operationally and economically if and when prices increase; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected if and when prices increase; new mine plan scenarios will be viable operationally and economically if and when prices increase; and plans for mill production, sustainable recoveries from the LDI mine, exploration at LDI and elsewhere will all proceed as expected if and when prices increase. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	June 30 2009	December 31 2008

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$61,222	$43,068
Concentrate awaiting settlement – Note 4	114	43,051
Taxes recoverable	600	638
Inventories – Note 5	19,559	16,590
Other assets – Note 6	1,841	3,193

	83,336	106,540
Mining interests	70,049	31,640
Mine restoration deposit	10,500	8,724

	$163,885	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,336	$13,996
Current portion of obligations under capital leases	1,424	1,992
Senior credit facility – Note 7	1,000	4,430

	9,760	20,418
Mine restoration obligation	11,181	8,455
Obligations under capital leases	571	1,130

	21,512	30,003
Shareholders' Equity
Common share capital and purchase warrants – Note 8	518,853	485,386
Stock options	3,769	2,305
Contributed surplus	12,336	12,336
Deficit	(392,585)	(383,126)

Total shareholders' equity	142,373	116,901

	$163,885	$146,904

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations,
Comprehensive Income (Loss) and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Revenue – before pricing adjustments	$–	$52,403	$–	$103,455
Pricing adjustments:
Commodities	354	581	4,372	15,759
Foreign exchange	(1,568)	(743)	(556)	3,815

Revenue – after pricing adjustments – Note 9	(1,214)	52,241	3,816	123,029

Operating expenses
Care and maintenance costs	3,050	–	6,266	–
Production costs	–	30,729	–	61,329
Inventory pricing adjustment – Note 5	(307)	–	(2,995)	(144)
Smelter treatment, refining and freight costs	12	6,132	78	11,542
Amortization	52	10,752	102	19,914
Insurance recovery	–	(13,800)	–	(13,800)
Loss on disposal of equipment	–	363	–	1,058
Asset retirement costs	95	157	189	308

Total operating expenses	2,902	34,333	3,640	80,207

Income (loss) from mining operations	(4,116)	17,908	176	42,822

Other expenses
General and administration	2,222	1,649	4,269	2,006
Exploration	3,916	7,115	6,324	14,169
Interest and other costs (income) – Note 10	(1,200)	1,275	(1,340)	2,904
Foreign exchange loss (gain)	752	(1,137)	382	(223)

Total other expenses	5,690	8,902	9,635	18,856

Income (loss) before taxes	(9,806)	9,006	(9,459)	23,966
Income and mining tax expense (recovery)	–	(1,381)	–	984

Net income (loss) and comprehensive income (loss) for the period	(9,806)	10,387	(9,459)	22,982
Deficit, beginning of period	(382,779)	(209,852)	(383,126)	(222,447)

Deficit, end of period	$(392,585)	$(199,465)	$(392,585)	$(199,465)

Net income (loss) per share
Basic	$(0.11)	$0.13	$(0.11)	$0.28

Diluted	$(0.11)	$0.13	$(0.11)	$0.28

Weighted average number of shares outstanding
Basic	92,736,944	82,100,127	89,760,259	80,927,966

Weighted average number of shares outstanding
Diluted	92,736,944	82,992,583	89,760,259	83,067,864

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Cash provided by (used in)
Operations
Net income (loss) for the period	$(9,806)	$10,387	$(9,459)	$22,982
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	1,054	–	2,885
Amortization	52	10,544	102	20,633
Amortization of deferred financing costs	9	59	18	163
Accrued interest and accretion on convertible debentures	(359)	–	(359)	–
Interest on convertible notes settled in shares	–	341	–	597
Accrued interest on mine restoration deposit	(3)	(11)	(7)	(84)
Unrealized foreign exchange loss (gain)	1,982	(4,920)	836	(8,100)
Unrealized commodity price adjustment	(1,864)	1,074	(7,923)	(15,859)
Asset retirement costs	95	157	189	308
Future income tax recovery (expense)	–	(1,561)	–	804
Stock based compensation and employee benefits	357	574	780	827
Loss on disposal of equipment	–	363	–	1,058

	(9,537)	18,061	(15,823)	26,214
Changes in non-cash working capital – Note 11	20,986	(12,231)	41,736	(10,284)

	11,449	5,830	25,913	15,930

Financing Activities
Issuance of common shares and warrants, net of issue costs	–	(29)	–	10,475
Repayment of senior credit facilities	(1,667)	(1,518)	(3,426)	(3,036)
Repayment of obligations under capital leases	(512)	(431)	(1,090)	(853)
Mine restoration deposit	–	–	–	(266)

	(2,179)	(1,978)	(4,516)	6,320

Investing Activities
Investment and advances to Cadiscor Resources Inc.	6,365	–	(1,135)	–
Additions to mining interests	(1,898)	(13,496)	(2,108)	(24,525)
Proceeds on disposal of mining interests	–	217	–	217

	4,467	(13,279)	(3,243)	(24,308)

Increase (decrease) in cash and cash equivalents	13,737	(9,427)	18,154	(2,058)
Cash and cash equivalents, beginning of period	47,485	81,975	43,068	74,606

Cash and cash equivalents, end of period	$61,222	$72,548	$61,222	$72,548

Cash and cash equivalents consisting of:
Cash	$40,765	$2,467	$40,765	$2,467
Short-term investments	20,457	70,081	20,457	70,081

	$61,222	$72,548	$61,222	$72,548

See accompanying notes to the consolidated financial statements

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
Pursuant to acquisition of Cadiscor	14,457,685	27,325	–	–	–	–	–	–	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	–	–	–	–	–	–	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Warrants issued:
Pursuant to acquisition of Cadiscor	–	–	–	–	1,168	–	–	–	1,168
Stock options issued:
Pursuant to acquisition of Cadiscor	–	–	–	1,014	–	–	–	–	1,014
Stock-based compensation expense	170,225	330	–	450	–	–	–	–	780
Net loss and comprehensive loss for the three months ended June 30, 2009	–	–	–	–	–	–	–	(9,459)	(9,459)

Balance, June 30, 2009	103,745,969	$503,593	$–	$3,769	$15,260	$–	$12,336	$(392,585)	$142,373

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable:
For principal repayments on convertible notes payable	4,006,114	20,359	–	–	–	(4,102)	4,102	–	20,359
For interest payments on convertible notes payable	129,643	597	–	–	–	–	–	–	597
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	130,831	651	–	177	–	–	–	–	828
Net income and comprehensive income for the six months ended June 30, 2008	–	–	–	–	–	–	–	22,982	22,982

Balance, June 30, 2008	82,837,258	$460,524	$–	$1,850	$14,092	$1,942	$10,394	$(199,465)	$289,337
Common shares issued/issuable:
For principal repayments on convertible notes payable	2,105,755	7,911	2,062	–	–	(1,942)	1,942	–	9,973
For interest payments on convertible notes payable	35,542	117	18	–	–	–	–	–	135
Stock-based compensation expense	180,420	662	–	455	–	–	–	–	1,117
Net loss and comprehensive loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(183,661)	(183,661)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

See accompanying notes to the consolidated financial statements

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  Exhibit 3